Filed pursuant to Rule 253(g)(2)

File No. 024-11953

This Supplement No. 1, dated April 4, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated March 28, 2023, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

•	Landa App LLC - 107 Oakwood Circle Griffin GA LLC NY LLC

•	Landa App LLC - 11447 S Grove Drive Hampton GA LLC

•	Landa App LLC - 146 Crystal Brook Griffin GA LLC

•	Landa App LLC - 20 Chimney Smoke Drive Stockbridge GA LLC

•	Landa App LLC - 2794 Norfair Loop Lithonia GA LLC

•	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC

•	Landa App LLC - 615 Barshay Drive Covington GA LLC

•	Landa App LLC - 70 Shenandoah Lane Covington GA LLC

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) updates the Master Series Tables found in the previously-filed Offering Circular of the Company and reflects the updated information set forth below regarding the series of the Company listed therein (collectively and individually the “Series”) and their underlying properties (the “Properties” and each a “Property”). The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here, as amended and supplemented; all other information in the Offering Circular is otherwise unchanged.

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 513 Jarrett Court (5)	open	03/28/2023	-	0	0	1,599	172	39.52	8%
2.	Landa Series 8655 Ashley Way (5)(8)	closed	01/07/2022	09/21/2022	10,000	61,051.44	1,100	83.35	23.99	8%
3.	Landa Series 8653 Ashley Way (5)	closed	01/07/2022	08/08/2022	10,000	52,932.8	1,100	82.67	23.97	8%
4.	Landa Series 8659 Ashley Way (5)	closed	01/07/2022	10/06/2022	10,000	63,265.1	1,250	85.11	27.23	8%
5.	Landa Series 20 Chimney Smoke Drive (5)	open	03/28/2023	-	0	0	1,775	191	45.19	8%
6.	Landa Series 709 Georgetown Court (5)	open	03/28/2023	-	0	0	1,700	142	37.54	8%
7.	Landa Series 1007 Leeward Way (5)	open	03/28/2023	-	0	0	1,753	161	47.52	8%
8.	Landa Series 153 Cliffside Court (5)	open	03/28/2023	-	0	0	1,000	100	21.85	8%
9.	Landa Series 157 Wells Road (5)	open	03/28/2023	-	0	0	983	110	33.54	8%
10.	Landa Series 1768 Glen View Way (5)	open	03/28/2023	-	0	0	1,575	147	38.4	8%
11.	Landa Series 8674 Ashley Way (5)(7)	closed	01/07/2022	08/08/2022	10,000	47,137.56	1,300	90.27	25.28	8%
12.	Landa Series 141 Longstreet Circle (5)	open	03/28/2023	-	0	0	1,618	126	53.15	8%
13.	Landa Series 3603 Manhattan Drive (5)(6)	open	03/28/2023	-	0	0	0	215	52.18	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
14.	Landa Series 4474 Highwood Park Drive (5)	closed	01/07/2022	08/09/2022	10,000	42,897.46	1,260	163.33	30.7	8%
15.	Landa Series 8662 Ashley Way (5)	closed	01/07/2022	09/21/2022	10,000	56,097.2	975	88.51	26.78	8%
16.	Landa Series 432 Manor Estates Drive (5)	open	03/28/2023	-	0	0	1,573.95	166	50.05	8%
17.	Landa Series 2425 Cornell Circle (5)	open	03/28/2023	-	0	0	2,181	250	53.15	8%
18.	Landa Series 188 Timberline Road (5)(6)	open	03/28/2023	-	0	0	0	31	25.07	8%
19.	Landa Series 8675 Ashley Way (5)	closed	01/07/2022	08/19/2022	10,000	45,350.08	1,100	81.99	25.61	8%
20.	Landa Series 1246 Elgin Way (5)	closed	01/07/2022	07/29/2022	10,000	38,284.48	1,267.88	164.17	34.77	8%
21.	Landa Series 4267 High Park Lane (5)(8)	closed	01/07/2022	08/15/2022	10,000	47,624.4	1,150	162.66	31.02	8%
22.	Landa Series 1000 Fox Valley Trail (5)	open	03/28/2023	-	0	0	1,850	238	49.66	8%
23.	Landa Series 43 Darwin Drive (5)(7)	open	03/28/2023	-	0	0	0	117	36.65	8%
24.	Landa Series 8645 Embrey Drive (5)	closed	01/07/2022	04/18/2022	10,000	34,144.12	1,300	122.83	35.05	8%
25.	Landa Series 1485 Bola Court (5)	open	03/28/2023	-	0	0	1,685.25	112	40.14	8%
26.	Landa Series 1701 Summerwoods Lane (5)	open	03/28/2023	-	8,243	56,845.38	1,047.38	148	26.05	8%
27.	Landa Series 104 Summerfield Drive (5)(6)	open	03/28/2023	-	0	0	0	190	47.52	8%
28.	Landa Series 258 Rocky Point Road (5)(6)	open	03/28/2023	-	0	0	0	172	47.13	8%
29.	Landa Series 1666 West Poplar Street (5)	open	03/28/2023	-	0	0	1,178.1	77	30.78	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
30.	Landa Series 8668 Ashley Way (5)	closed	01/07/2022	10/12/2022	10,000	58,222.8	1,150	106.83	33.04	8%
31.	Landa Series 30 High Ridge Road (5)	open	03/28/2023	-	0	0	1,749.3	115	39.56	8%
32.	Landa Series 8819 Leafwood Court (5)	open	03/28/2023	-	0	0	1,500	134	44.42	8%
33.	Landa Series 140 High Ridge Road (5)	open	03/28/2023	-	0	0	1,450	126	39.76	8%
34.	Landa Series 8677 Ashley Way (5)	closed	01/07/2022	04/20/2022	10,000	42,666.96	1,100	78.46	24.75	8%
35.	Landa Series 752 Chestnut Drive (5)	open	03/28/2023	-	0	0	965	55	29.47	8%
36.	Landa Series 124 Libby Lane (5)(7)	open	03/28/2023	-	0	0	1,550	95	32.15	8%
37.	Landa Series 643 Sycamore Drive (5)	open	03/28/2023	-	0	0	1,535	185	36.65	8%
38.	Landa Series 7349 Exeter Court (5)	closed	01/07/2022	04/20/2022	10,000	39,137.42	1,150	137.61	34.16	8%
39.	Landa Series 10119 Commons Way (5)	open	03/28/2023	-	0	0	1,622	188	48.69	8%
40.	Landa Series 146 Crystal Brook (5)	open	03/28/2023	-	0	0	1,312.5	138	27.86	8%
41.	Landa Series 270 Mountain Lane (5)	open	03/28/2023	-	0	0	1,650	123	44.42	8%
42.	Landa Series 5329 Shirewick Lane (5)	open	03/28/2023	-	0	0	2,045	242	54.32	8%
43.	Landa Series 138 Sandalwood Circle (5)	open	03/28/2023	-	0	0	1,700	102	27.53	8%
44.	Landa Series 9439 Lakeview Road (5)	closed	01/07/2022	08/25/2022	10,000	56,708.92	1,400	181.74	28.24	8%
45.	Landa Series 5411 Rocky Pine Drive (5)(6)	open	03/28/2023	-	0	0	0	231	49.27	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
46.	Landa Series 1443 Pebble Ridge Lane (5)(6)	open	03/28/2023	-	0	0	0	170	51.02	8%
47.	Landa Series 137 Southern Shores Road (5)	open	03/28/2023	-	0	0	1,185	114	32.13	8%
48.	Landa Series 181 Watercress Court (5)	open	03/28/2023	-	0	0	1,600	151	30.44	8%
49.	Landa Series 8670 Ashley Way (5)	closed	01/07/2022	11/20/2022	10,000	64,619.92	1,050	97.33	29.36	8%
50.	Landa Series 1689 Viceroy Way (5)	open	03/28/2023	-	0	0	1,450	279	42.86	8%
51.	Landa Series 12641 Alcovy Road (5)	open	03/28/2023	-	0	0	1,617	123	48.88	8%
52.	Landa Series 8780 Churchill Place (5)(6)	closed	01/07/2022	03/07/2022	10,000	38,056.12	0	138.91	35.43	8%
53.	Landa Series 30 Roosevelt Road (5)(8)	open	03/28/2023	-	0	0	1,625	179	46.36	8%
54.	Landa Series 5039 East Street (5)(6)	open	03/28/2023	-	0	0	0	136	31.02	8%
55.	Landa Series 1320 Winona Avenue (5)(6)	open	03/28/2023	-	0	0	0	54	33.45	8%
56.	Landa Series 1160 Gable Terrace (5)	open	03/28/2023	-	0	0	1,708	225	46.94	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
57.	Landa Series 3043 Highway 81 S (5)(6)	open	03/28/2023	-	0	0	0	129	35.99	8%
58.	Landa Series 8679 Ashley Way (5)	closed	01/07/2022	08/03/2022	10,000	46,117.56	1,400	100.72	25.87	8%
59.	Landa Series 5581 Fox Glen Circle (5)	open	03/28/2023	-	0	0	2,275	346	77.61	8%
60.	Landa Series 440 Freestone Drive (5)	open	03/28/2023	-	0	0	1,550	110	51.79	8%
61.	Landa Series 195 Hunters Trace (5)	open	03/28/2023	-	0	0	1,607	136	40.51	8%
62.	Landa Series 800 Mills Drive (5)(6)	open	03/28/2023	-	0	0	0	117	54.12	8%
63.	Landa Series 8569 Creekwood Way (5)(6)	closed	01/07/2022	04/26/2022	10,000	33,950.52	0	59.24	36.91	8%
64.	Landa Series 1473 Brownleaf Drive (5)	open	03/28/2023	-	0	0	1,592	154	44.42	8%
65.	Landa Series 9597 Pintail Trail (5)	open	03/28/2023	-	0	0	1,775	192	41.34	8%
66.	Landa Series 773 Villa Way (5)(6)	open	03/28/2023	-	0	0	0	117	34.67	8%
67.	Landa Series 2055 Grove Way (5)	open	03/28/2023	-	0	0	1,500	162	38.4	8%
68.	Landa Series 25 Pleasant Valley Road (5)	open	03/28/2023	-	0	0	1,641	170	41.7	8%
69.	Landa Series 565 Mountainview Drive (5)	open	03/28/2023	-	0	0	1,675	151	46.24	8%
70.	Landa Series 750 Georgetown Court (5)	open	03/28/2023	-	0	0	1,190	144	36.26	8%
71.	Landa Series 8658 Ashley Way (5)	open	03/28/2023	-	0	0	1,200	89	26.03	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
72.	Landa Series 11447 S Grove Drive (5)	open	03/28/2023	-	0	0	1,851.15	171	44.8	8%
73.	Landa Series 103 Starlake Drive (5)	open	03/28/2023	-	0	0	1,250	124	39.17	8%
74.	Landa Series 2933 Coffer Drive (5)(6)	open	03/28/2023	-	0	0	0	99	39.76	8%
75.	Landa Series 8692 Ashley Way (5)(6)	open	03/28/2023	-	0	0	0	124	58.73	8%
76.	Landa Series 5040 Huntshire Lane (5)	open	03/28/2023	-	0	0	2,499	388	82.85	8%
77.	Landa Series 160 Chimney Ridge Trail (5)	open	03/28/2023	-	0	0	1,550	177	45.19	8%
78.	Landa Series 4702 Saint James Way (5)(6)	open	03/28/2023	-	0	0	0	203	37.23	8%
79.	Landa Series 8683 Ashley Way (5)	closed	01/07/2022	10/28/2022	10,000	47,788.22	1,023.75	85.66	23.47	8%
80.	Landa Series 4447 Lake Breeze Drive (5)	open	03/28/2023	-	0	0	1,635	272	55.09	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
81.	Landa Series 253 Marco Drive (5)	open	03/28/2023	-	0	0	1,278	108	32.18	8%
82.	Landa Series 110 Shenandoah Drive (5)	open	03/28/2023	-	0	0	1,300	133	42.82	8%
83.	Landa Series 195 Branchwood Drive (5)	open	03/28/2023	-	0	0	1,675	132	50.43	8%
84.	Landa Series 105 Anne Street (5)	open	03/28/2023	-	0	0	1,592	81	39.17	8%
85.	Landa Series 683 Wood Path Court (5)(7)	open	03/28/2023	-	0	0	1,800	190	55.68	8%
86.	Landa Series 8855 Rugby Court (5)	open	03/28/2023	-	0	0	1,345	116	33.54	8%
87.	Landa Series 6848 Sandy Creek Drive (5)	closed	01/07/2022	02/13/2022	10,000	21,866.04	0	137.22	32.45	8%
88.	Landa Series 85 Kirkland Court (5)(8)	open	03/28/2023	-	0	0	1,795	154	54.32	8%
89.	Landa Series 925 Mote Road (5)	open	03/28/2023	-	0	0	1,499	106	49.66	8%
90.	Landa Series 8654 Ashley Way (5)	closed	01/07/2022	11/20/2022	10,000	46,500.3	1,102.5	88.78	26.32	8%
91.	Landa Series 350 Cadiz Lane S (5)(6)	open	03/28/2023	-	0	0	0	130	40.14	8%
92.	Landa Series 111 Fir Drive (5)	open	03/28/2023	-	0	0	1,250	124	33.35	8%
93.	Landa Series 974 Laurel Street (5)	open	03/28/2023	-	0	0	1,481.55	166	43.44	8%
94.	Landa Series 195 Fairclift Drive (5)	open	03/28/2023	-	0	0	1,666	103	45	8%
95.	Landa Series 6168 Wheat Street NE (5)(6)	open	03/28/2023	-	0	0	0	56	29.27	8%
96.	Landa Series 593 Country Lane Drive (5)	closed	01/07/2022	02/17/2022	10,000	24,591.42	1,019.81	155.5	29.61	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
97.	Landa Series 189 Shenandoah Drive (5)	open	03/28/2023	-	0	0	1,342	143	34.13	8%
98.	Landa Series 112 Ridge Street (5)	open	03/28/2023	-	0	0	1,773	184	42.66	8%
99.	Landa Series 1750 Summerwoods Lane (5)	closed	01/07/2022	08/26/2022	10,000	35,771.4	1,170	147.8	38.05	8%
100.	Landa Series 10183 Starr Street SW (5)	open	03/28/2023	-	0	0	1,322	87	40.34	8%
101.	Landa Series 524 Sawmill Road (5)	open	03/28/2023	-	0	0	1,550	98	47.91	8%
102.	Landa Series 550 Cowan Road (5)	open	03/28/2023	-	0	0	1,475	88	40.53	8%
103.	Landa Series 215 Central Lake Circle (5)(6)	open	03/28/2023	-	0	0	0	98	41.7	8%
104.	Landa Series 8233 Creekline Court (5)(6)	open	03/28/2023	-	0	0	0	167	41.12	8%
105.	Landa Series 808 Hillandale Lane (5)	open	03/28/2023	-	0	0	1,614	190	41.7	8%
106.	Landa Series 6404 Walnut Way (5)(7)	open	03/28/2023	-	0	0	1,933	194	43.83	8%
107.	Landa Series 2794 Norfair Loop (5)	open	03/28/2023	-	0	0	1,450	214	35.68	8%
108.	Landa Series 217 Glenloch Court (5)	open	03/28/2023	-	0	0	1,769.25	206	54.56	8%
109.	Landa Series 6653 Bedford Road (5)	open	03/28/2023	-	0	0	1,475	159	36.36	8%
110.	Landa Series 8796 Parliament Place (5)	closed	01/07/2022	03/11/2022	10,000	31,088.02	1,350	129.7	32.22	8%
111.	Landa Series 6710 Sunset Hills Boulevard (5)	open	03/28/2023	-	0	0	1,150	140	36.26	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
112.	Landa Series 304 Deerfield Drive (5)(6)	open	03/28/2023	-	0	0	0	149	45	8%
113.	Landa Series 497 Georgia Highway 212 (5)	open	03/28/2023	-	0	0	1,200	96	43.83	8%
114.	Landa Series 168 Brookview Drive (5)(7)	open	03/28/2023	-	0	0	0	136	33.1	8%
115.	Landa Series 1910 Grove Way (5)(7)	closed	01/07/2022	02/15/2022	10,000	22,061.92	1,522.5	159.19	56.84	8%
116.	Landa Series 11322 Michelle Way (5)	open	03/28/2023	-	0	0	1,313	159	32.28	8%
117.	Landa Series 11187 Shannon Circle (5)	open	03/28/2023	-	0	0	1,802.85	143	49.46	8%
118.	Landa Series 85 Thorn Thicket Way (5)	open	03/28/2023	-	0	0	1,320	170	45.97	8%
119.	Landa Series 5801 Strathmoor Manor Circle (5)	open	03/28/2023	-	0	0	1,575	155	33.33	8%
120.	Landa Series 55 Myrtle Grove Lane (5)	open	03/28/2023	-	0	0	1,675	124	45.97	8%
121.	Landa Series 1147 Village Way (5)	open	03/28/2023	-	0	0	1,525	299	31.6	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
122.	Landa Series 6762 Bent Creek Drive (5)	open	03/28/2023	-	0	0	1,595	167	33.16	8%
123.	Landa Series 10 Windridge Drive (5)	open	03/28/2023	-	0	0	0	114	39.76	8%
124.	Landa Series 5143 Pinecrest Drive SW (5)	open	03/28/2023	-	0	0	1,225	78	31.21	8%
125.	Landa Series 729 Winter Lane (5)(8)	closed	01/07/2022	03/04/2022	10,000	31,220.72	1,475	124.28	33.76	8%
126.	Landa Series 235 Lazy Hollow Lane (5)	open	03/28/2023	-	0	0	1,737	148	47.33	8%
127.	Landa Series 1190 Kirkland Road (5)(7)	open	03/28/2023	-	0	0	0	115	51.79	8%
128.	Landa Series 1683 Spoonbill Road (5)(7)	open	03/28/2023	-	0	0	1,525	116	37.62	8%
129.	Landa Series 1703 Summerwoods Lane (5)	closed	01/07/2022	07/20/2022	10,000	35,771.4	1,047.38	147.8	26.11	8%
130.	Landa Series 126 E Mimosa Drive (5)	open	03/28/2023	-	0	0	1,400	104	39.76	8%
131.	Landa Series 10121 Morris Drive SW (5)	open	03/28/2023	-	0	0	1,600	86	15.3	8%
132.	Landa Series 268 Brookview Drive (5)(7)	open	03/28/2023	-	0	0	1,323	136	32.97	8%
133.	Landa Series 171 Davidson Drive (5)(7)	open	03/28/2023	-	0	0	0	141	48.1	8%
134.	Landa Series 35 Clay Court (5)	open	03/28/2023	-	0	0	1,699	139	45.77	8%
135.	Landa Series 196 Montego Circle (5)	open	03/28/2023	-	0	0	1,392.3	133	37.04	8%
136.	Landa Series 8110 Devonshire Drive (5)	open	03/28/2023	-	0	0	1,478	76	27.97	8%
137.	Landa Series 114 Starlake Drive (5)	open	03/28/2023	-	0	0	1,171.8	123	39.17	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
138.	Landa Series 10 Oak Wood Lane (5)	open	03/28/2023	-	0	0	1,700	104	46.36	8%
139.	Landa Series 45 Blue Jay Drive (5)	open	03/28/2023	-	0	0	1,749.67	190	56.06	8%
140.	Landa Series 1201 Kilrush Drive (5)	open	03/28/2023	-	0	0	2,418	266	82.85	8%
141.	Landa Series 313 Blue Heron Drive (5)	open	03/28/2023	-	0	0	1,800	178	40.14	8%
142.	Landa Series 687 Utoy Court (5)	closed	01/07/2022	04/19/2022	10,000	32,921.22	1,023.75	102.71	30.28	8%
143.	Landa Series 1490 Diplomat Drive (5)	open	03/28/2023	-	0	0	1,675	235	57.23	8%
144.	Landa Series 9409 Forest Knoll Drive (5)	open	03/28/2023	-	0	0	1,873.2	161	48.88	8%
145.	Landa Series 10167 Port Royal Court (5)	closed	01/07/2022	07/20/2022	10,000	28,099.32	1,102.5	132.97	32.16	8%
146.	Landa Series 7205 Lakeview Drive SW (5)	open	03/28/2023	-	0	0	1,600	111	46.16	8%
147.	Landa Series 109 Amberwood Lane (5)	open	03/28/2023	-	0	0	1,100	81	32.57	8%
148.	Landa Series 351 Wesley Park Drive (5)	open	03/28/2023	-	0	0	1,520	143	33.33	8%
149.	Landa Series 2813 Vicksburg Court (5)	open	03/28/2023	-	0	0	1,525	127	52.76	8%
150.	Landa Series 45 Laurel Way (5)	open	03/28/2023	-	0	0	0	142	54.7	8%
151.	Landa Series 212 Fleeta Drive (5)(6)	open	03/28/2023	-	0	0	0	115	35.29	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
152.	Landa Series 3667 Patti Parkway (5)	open	03/28/2023	-	0	0	2,000	276	61.69	8%
153.	Landa Series 1712 Summerwoods Lane (5)(6)	closed	01/07/2022	08/09/2022	10,000	46,161.4	0	147.8	28.33	8%
154.	Landa Series 6119 Pineneedle Drive SW (5)(6)	open	03/28/2023	-	0	0	0	79	23.64	8%
155.	Landa Series 270 Pleasant Hills Drive (5)	open	03/28/2023	-	0	0	1,704.15	125	51.02	8%
156.	Landa Series 3202 Chippewa Drive (5)	open	03/28/2023	-	0	0	0	115	42.09	8%
157.	Landa Series 65 Freedom Court (5)	open	03/28/2023	-	0	0	1,611.75	133	40.14	8%
158.	Landa Series 6440 Woodstone Terrace (5)(6)	closed	01/07/2022	02/17/2022	10,000	18,243.78	0	74.93	43.08	8%
159.	Landa Series 9020 Sterling Ridge Lane (5)	open	03/28/2023	-	0	0	1,650	131	41.5	8%
160.	Landa Series 653 Georgetown Lane (5)	open	03/28/2023	-	0	0	1,587	136	45	8%
161.	Landa Series 6107 Shadow Glen Court (5)	open	03/28/2023	-	0	0	1,175	80	27.97	8%
162.	Landa Series 6436 Stone Terrace (5)	closed	01/07/2022	02/03/2022	10,000	15,478.84	1,050	75.8	41.33	8%
163.	Landa Series 540 Cowan Road (5)	open	03/28/2023	-	0	0	1,673.7	105	46.93	8%
164.	Landa Series 133 Dove Landing (5)(6)	open	03/28/2023	-	0	0	0	86	34.51	8%
165.	Landa Series 7950 Woodlake Drive (5)	open	03/28/2023	-	0	0	1,310	152	41.07	8%
166.	Landa Series 4732 Pinedale Drive (5)(8)	open	03/28/2023	-	0	0	1,169.7	97	31.41	8%
167.	Landa Series 1903 Old Concord Drive Southeast (5)	open	03/28/2023	-	0	0	1,500	108	49.07	8%
168.	Landa Series 6113 Pine Glen Circle SW (5)(6)	open	03/28/2023	-	0	0	1,200	151	39.52	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
169.	Landa Series 5737 Strathmoor Manor Circle (5)(6)	open	03/28/2023	-	0	0	0	158	39.37	8%
170.	Landa Series 445 Independence Drive (5)	open	03/28/2023	-	0	0	1,650	160	48.69	8%
171.	Landa Series 2264 Chestnut Hill Circle (5)(8)	open	03/28/2023	-	0	0	1,875	318	62.47	8%
172.	Landa Series 10433 Candlelight Road (5)(7)	open	03/28/2023	-	0	0	0	171	39.95	8%
173.	Landa Series 6386 Forester Way (5)	open	03/28/2023	-	0	0	1,800	227	46.94	8%
174.	Landa Series 8678 Ashley Way (5)	closed	01/07/2022	11/20/2022	10,000	64,006.78	1,100	107.24	30.44	8%
175.	Landa Series 6104 Oakwood Circle SW (5)	open	03/28/2023	-	0	0	1,617	78	38.2	8%
176.	Landa Series 1743 Summerwoods Lane (5)	closed	01/07/2022	07/31/2022	10,000	35,771.4	1,200	147.8	26.4	8%
177.	Landa Series 615 Barshay Drive (5)	open	03/28/2023	-	0	0	1,605	113	39.85	8%
178.	Landa Series 8641 Ashley Way (5)	closed	01/07/2022	08/22/2022	10,000	49,949.84	1,100	99.64	27.57	8%
179.	Landa Series 1741 Park Lane (5)	open	03/28/2023	-	3,511	27,397.74	799.31	151	30.26	8%
180.	Landa Series 8676 Ashley Way (5)(6)	open	03/28/2023	-	0	0	0	97	51.57	8%
181.	Landa Series 12 Mintz Street (5)	open	03/28/2023	-	0	0	1,499	135	41.12	8%
182.	Landa Series 3011 Raintree Drive SE (5)(8)	open	03/28/2023	-	0	0	1,650	176	36.65	8%
183.	Landa Series 1110 Parkview Drive (5)	open	03/28/2023	-	0	0	1,299	73	40.53	8%
184.	Landa Series 8667 Ashley Way (5)	open	03/28/2023	-	0	0	1,155	82	22.79	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
185.	Landa Series 255 Countryside Lane (5)	open	03/28/2023	-	0	0	1,807.05	131	46.55	8%
186.	Landa Series 6178 Green Acres Drive SW (5)	open	03/28/2023	-	0	0	1,400	113	35.1	8%
187.	Landa Series 7107 Geiger Street NW (5)	open	03/28/2023	-	0	0	1,150	27	24.86	8%
188.	Landa Series 416 Autumn Lake Court (5)(7)	open	03/28/2023	-	0	0	1,659	162	41.5	8%
189.	Landa Series 263 Rocky Point Road (5)	open	03/28/2023	-	0	0	1,495	118	43.83	8%
190.	Landa Series 6635 Kimberly Mill Road (5)(6)	open	03/28/2023	-	0	0	0	146	39.95	8%
191.	Landa Series 1445 Maple Valley Court (5)	open	03/28/2023	-	0	0	1,175	155	36.99	8%
192.	Landa Series 8652 Ashley Way (5)	closed	01/07/2022	10/11/2022	10,000	59,329.3	1,100	88.51	26.03	8%
193.	Landa Series 8121 Spillers Drive SW (5)	open	03/28/2023	-	0	0	1,279.95	63	27.53	8%
194.	Landa Series 2177 E Chester Circle SE (5)	open	03/28/2023	-	0	0	1,775	116	49.85	8%
195.	Landa Series 70 Shenandoah Lane (5)	open	03/28/2023	-	0	0	1,856.4	160	53.93	8%
196.	Landa Series 2443 Hodges Farm Road (5)	open	03/28/2023	-	0	0	1,279.95	119	37.81	8%
197.	Landa Series 8671 Ashley Way (5)	open	03/28/2023	-	0	0	1,102.5	82	26.8	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
198.	Landa Series 164 Longstreet Circle (5)	open	03/28/2023	-	0	0	1,643	151	45.58	8%
199.	Landa Series 843 Tramore Drive (5)	open	03/28/2023	-	0	0	1,680	178	29.04	8%
200.	Landa Series 8651 Ashley Way (5)	closed	01/07/2022	04/19/2022	10,000	41,900.48	1,102.5	83.75	23.83	8%
201.	Landa Series 8691 Ashley Way (5)	open	03/28/2023	-	0	0	1,250	113	61.8	8%
202.	Landa Series 107 Oakwood Circle (5)	open	03/28/2023	-	0	0	1,311.45	68	29.47	8%
203.	Landa Series 9150 Spillers Drive SW (5)	open	03/28/2023	-	0	0	1,349	135	39.17	8%
204.	Landa Series 80 High Ridge Road (5)	open	03/28/2023	-	0	0	1,645	152	45	8%
205.	Landa Series 1394 Oakview Circle (5)	closed	06/30/2021	08/09/2021	10,000	36,073.48	854.44	130.62	30.16	8%
206.	Landa Series 120 Rosewood Drive (5)	open	03/28/2023	-	0	0	1,844	179	45.19	8%
207.	Landa Series 8693 Ashley Way (5)(6)	open	03/28/2023	-	0	0	0	112	61	8%
208.	Landa Series 115 Lakeview Drive (5)	open	03/28/2023	-	0	0	1,682	182	45	8%
209.	Landa Series 8694 Ashley Way (5)(6)	open	03/28/2023	-	0	0	0	110	30.32	8%
210.	Landa Series 221 Lakeview Drive (5)	open	03/28/2023	-	0	0	1,595	196	47.13	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
211.	Landa Series 404 Barberry Lane (5)	open	03/28/2023	-	0	0	1,317.75	158	45	8%
212.	Landa Series 7781 Mountain Creek Way (5)(6)	open	03/28/2023	-	0	0	0	180	50.72	8%
213.	Landa Series 8697 Ashley Way (5)	open	03/28/2023	-	0	0	1,150	106	30.32	8%
214.	Landa Series 204 North Main Court (5)	open	03/28/2023	-	0	0	1,400	157	34.51	8%
215.	Landa Series 449 Kara Lane (5)	open	03/28/2023	-	0	0	1,774	166	47.72	8%
216.	Landa Series 412 Kendall Lane (5)(8)	open	03/28/2023	-	0	0	1,775	156	46.94	8%
217.	Landa Series 9434 Cedar Creek Place (5)	open	03/28/2023	-	0	0	1,500	189	47.91	8%
218.	Landa Series 270 Mountain Way (5)(7)	open	03/28/2023	-	0	0	0	119	45.39	8%
219.	Landa Series 8302 Sterling Lakes Drive (5)	open	03/28/2023	-	0	0	1,675	151	48.49	8%

(1)	All 10,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series' offering with the investors.

(2)	Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares

(3)	The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4)	Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5)	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(6)	This Property is currently vacant. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(7)	As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(8)	The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of March.